Exhibit 99.1

Foresight: Eye-Net and Softbank Corp. Successfully Complete Technology Validation Phase for Connected Mobility Applications in Japan

As a result of the successful completion of the POC, the parties will initiate sales efforts with SoftBank’s key business partners for commercial validation

Ness Ziona, Israel – March 22, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision solution, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), announced today that SoftBank Corp. (Tokyo: 9434) (“SoftBank”) will collaborate with its business partners to initiate commercial validation efforts of Eye-Net’s products in Japan following the successful completion of Eye-Net’s technology validation.

As previously announced on November 6, 2023, SoftBank and Eye-Net have entered into a multi-phase agreement initiated in a paid technological proof of concept (POC) project. The technological POC was confirmed to be successful after the Eye-Net Protect product met all of Softbank’s predefined key performance indicators.

During the POC, Eye-Net’s location services were deployed on SoftBank’s multi-access edge computing (MEC) infrastructure. This deployment follows extensive testing in diverse environments, including closed areas as well as open roads. The testing confirmed the system performance and full compatibility with both long-term evolution (LTE) and 5G cellular networks, paving the way for connected mobility applications.

As a result of the successful completion of the POC, the parties will initiate sales efforts with SoftBank’s key business partners in order to move forward with the commercial validation of Eye-Net’s solutions for improved collision prevention in the Japanese market.

“We are thrilled that SoftBank has confirmed the successful completion of the technology validation phase and the compatibility of Eye-Net’s technology for both LTE and 5G cellular networks. This milestone marks the beginning of collaborative efforts with SoftBank for commercial validation of Eye-Net’s products in Japan,” said Dror Elbaz, CEO of Eye-Net Mobile. “Eye-Net is grateful to collaborate with SoftBank on the visionary path towards introducing a new social road safety approach. Our collaboration aims to offer an accident prediction and prevention solution that could protect millions of users from non-line-of-sight collisions and contribute to a safer Japanese mobile society,” Mr. Elbaz concluded.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the prospective collaboration between SoftBank and its business partners in initiating commercial validation efforts of Eye-Net’s products in Japan, that the collaboration may pave the way for connected mobile applications with Eye-Net’s technology, that the parties to the POC will initiate sales efforts with SoftBank’s key business partners, and the Company’s visionary path towards introducing a new social road safety approach. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654